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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------

                                SCHEDULE 14D-1/A
                             TENDER OFFER STATEMENT
                                (AMENDMENT NO. 2)
                                (FINAL AMENDMENT)
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Reno Air, Inc.
                            (Name of Subject Company)

                           Bonanza Acquisitions, Inc.
                                       and
                             American Airlines, Inc.
                                    (Bidders)

                          Common Stock, $0.01 Par Value
                         Series A Cumulative Convertible
                  Exchangeable Preferred Stock $0.001 Par Value
                         (Title of Class of Securities)

                             759741101 and 759741705
                      (CUSIP Number of Class of Securities)
                                  -------------

                             Anne H. McNamara, Esq.
                                 General Counsel
                             American Airlines, Inc.
                           Bonanza Acquisitions, Inc.
                             4333 Amon Carter Blvd.
                             Fort Worth, Texas 76155
                                 (817) 963-1234
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:
                           John A. Marzulli, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                December 23, 1998

                                Page 1 of 6 pages



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                  This Amendment No. 2 (Final Amendment) to the Tender Offer
Statement on Schedule 14D-1 (the "Statement") relates to the offer by Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly owned subsidiary of American Airlines, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of AMR Corporation, to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") and all of the issued and outstanding shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.001 per share (the "Preferred Stock"; and, together with the Common Stock, the "Shares"), of Reno Air, Inc., a Nevada corporation (the "Company"), at a price of $7.75 per share of Common Stock and $27.50 per share of Preferred Stock plus accrued and unpaid dividends (subject to reduction as provided in the Offer to Purchase (as hereinafter defined)), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 24, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3) (which together constitute the "Offer"). Capitalized terms used but not defined herein have the meanings specified for such terms in the Offer to Purchase and the Statement.

Item 6.  Interest in Securities of the Subject Company.

                  Item 6 of the Schedule 14D-1 is hereby amended and supplemented to include the following:

         (a) and (b) At 12:00 midnight, New York City time, on Tuesday, December 22, 1998, each of the Common Stock Offer and the Preferred Stock Offer expired. Based on a preliminary count, approximately 9,194,514 Common Shares were tendered pursuant to the Common Stock Offer, of which 571,081 were tendered pursuant to notice of guaranteed delivery; and approximately 1,454,283 Preferred Shares were tendered pursuant to the Preferred Stock Offer, of which 43,793 were tendered pursuant to notice of guaranteed delivery. The Common Shares tendered constitute approximately 85% of the outstanding Common Shares. The Preferred Shares tendered constitute approximately 100% of the outstanding Preferred Shares.

             All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. A copy of a joint press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(12).




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Item 10 Additional Information.

                  Item 10(f) and the Offer are hereby amended and supplemented as follows:

                  (f) The Offer currently provides that the Purchaser shall not be required to accept for payment and pay for any Common Shares tendered pursuant to the Common Stock Offer and may (except as provided in the Merger Agreement) postpone the acceptance for payment of and payment for, Common Shares tendered, in the event that certain conditions shall exist "at any time on or after November 19, 1998 and prior to THE ACCEPTANCE FOR PAYMENT OF SHARES." (emphasis added). The Offer is hereby amended to provide instead that the Purchaser may postpone the acceptance for payment of and payment for, Common Shares tendered, in the event that such conditions shall exist at any time on or after November 19, 1998 and prior to the expiration of the Common Stock Offer.


Item 11.     Exhibits

                  Item 11 of the Schedule 14D-1 is hereby amended by adding the following exhibits:

                  Exhibit No. (a)(12) Press Release issued by Parent and the Company on December 23, 1998.




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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1998


                                    BONANZA ACQUISITIONS, INC.


                                    By: /s/ Charles D. MarLett
                                        ------------------------------------
                                        Name: Charles D. MarLett
                                        Title: Corporate Secretary



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 23, 1998


                                    AMERICAN AIRLINES, INC.

                                    By: /s/ Charles D. MarLett
                                        ------------------------------------
                                        Name: Charles D. MarLett
                                        Title: Corporate Secretary



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